UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                   FORM N-54A

              NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55
             THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED
                      PURSUANT TO SECTION 54(A) OF THE ACT

     The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

     Name:                                      M-GAB  DEVELOPMENT  CORPORATION

     Address of Principal Business Office:      22342 AVENIDA EMPRESA, SUITE 220
                                                RANCHO SANTA MARGARITA, CA 92688

     Telephone  Number:                         (949)  635-1240

     Name  and  Address  of  Agent  for
     Service  of  Process:                      BRIAN  A.  LEBRECHT,  ESQ.
                                                THE  LEBRECHT  GROUP,  APLC
                                                22342 AVENIDA EMPRESA, SUITE 220
                                                RANCHO SANTA MARGARITA, CA 92688
                                                (949)  635-1240

     Check  one  of  the  following:

[X] The company has filed a registration statement for a class of equity securities pursuant to Section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement
was  filed:      File  No.  000-49687,  filed  on  March  13,  2002.
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[  ]     The  company is relying on Rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

     The  file  number  of the registration as an investment company pursuant to section  8(a)  of  the  Act,  if  any,  of  the  company:
__________________________________________________________________.

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company:
____________________________________________________.

     The undersigned company certifies that it is a closed-end company organized under the laws of the State of Florida and with its principal place of business in California; that it will be operated for the purposes of making investments in securities described in section 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

     Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of Rancho Santa Margarita and state of California on this 16th day of May, 2003.


                                        /s/  Carl  M.  Berg
                                        ----------------------------------------
                                        M-GAB  Development  Corporation
                                        By:     Carl  M.  Berg
                                        Its:     President